SEC MAIL PROCESSING SECTION
RECEIVED
MAY 2 7 2015
WASH. D.C.
201

SECURITI 15026559 IMISSION
Washing...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18248

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) to 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIMECAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James (631) 331-1400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2018

[signature]
Signature

VP
Title

Subscribed and sworn to before me this
15th day of May 2015
[signature]
Notary Public

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TIMECAPITAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

Form X-17a-5, Part III

Year ended March 31, 2015

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

AVZ
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
TimeCapital Securities Corporation
Port Jefferson Station, New York

We have audited the accompanying statement of financial condition of TimeCapital Securities Corporation (the "Company") as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. TimeCapital Securities Corporation's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of TimeCapital Securities as of March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 15, 2015

PERSONAL SERVICE. TRUSTED ADVICE.

ALBRECHT, VIGGIANO, ZURECK & COMPANY, P.C.

245 PARK AVENUE, 39TH FLOOR
NEW YORK, NY 10167
T: 212.792.4075

25 SUFFOLK COURT
HAUPPAUGE, NY 11788-3715
T: 631.434.9500 F: 631.434.9518

www.avz.com
INDEPENDENT MEMBER OF BKR INTERNATIONAL

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
March 31, 2015

ASSETS		
Cash and cash equivalents	$	445,582
Deposits with clearing broker		50,000
Receivables		11,469
Prepaid expenses		38,466
Intangible asset		576
Property, equipment and leasehold improvements		75,858
	$	621,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	229,402
COMMITMENTS AND CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding		40,000
Additional paid in capital		397,487
Accumulated deficit		(44,938)
		392,549
	$	621,951

See notes to statement of financial condition.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2015

Note 1 - Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

Cash and Cash Equivalents

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

Receivables

Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2015, all of the receivables are considered collectible; no provision for doubtful collections was made.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2015.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2015

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for the effect of any uncertain tax positions based on a "more-likely-than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

The Company has federal and state net operating loss carry-forwards of approximately $9,200 available to offset future taxable income through 2033.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the financial statements were available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

Note 4 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 32,738
Furniture and fixtures	13,146
Leasehold improvements	93,633
	139,517
Less: accumulated depreciation and amortization	63,659
	$ 75,858

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2015

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$	1,123
Less: accumulated amortization		547
	$	576

Amortization expense for the year ended March 31, 2015 was approximately $75. Amortization expense is estimated to be $75 per year for the next five years.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the Company of $740,000.

The Company pays a placement agent fee to its stockholders through a fee arrangement with an outside partnership. Total expense for the year ended March 31, 2015 was approximately $450,000.

Note 7 - Commitments and Contingency

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2015 was approximately $35,000. The Company also entered into a lease agreement for office equipment, expiring in December 2018.

Future minimum commitments under the aforementioned lease agreement are as follows:

Years ending March 31, 2016	$	11,604
2017		11,604
2018		11,604
2019		8,703
	$	43,515

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2015, are not reasonably assured of being exercised.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2015

Note 7 - Commitments and Contingency (continued)

Cash Concentration

The Company maintains cash in certain financial institutions that may exceed the FDIC insurance limit.

Note 8 – 401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan for eligible employees that meet certain age and service requirements. For the year ended March 31, 2015, employer contribution was $20,000.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2015, the Company has net capital of $275,914 which is $175,914 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $229,402 aggregate indebtedness). At March 31, 2015, the Company's net capital ratio is .83 to 1.